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                     April 28, 2022

       Srikumar Vanamali
       Chief Executive Officer
       GEX Management, Inc.
       662 W. Camp Wisdom Road
       Dallas, Texas 75237

                                                        Re: GEX Management,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 15,
2021
                                                            Amendment No. 3 to
Form 10-K for the Fiscal Year Ended December 31, 2020
                                                            Filed February 11,
2022
                                                            Amendment No 1.Form
10-Q for the Period Ended June 30, 2021
                                                            Filed February 8,
2022
                                                            File No. 001-38288

       Dear Mr. Vanamali:

              We have reviewed your March 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional
       comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 2, 2021 letter.
 Srikumar Vanamali
FirstName   LastNameSrikumar Vanamali
GEX Management,     Inc.
Comapany
April       NameGEX Management, Inc.
       28, 2022
April 228, 2022 Page 2
Page
FirstName LastName
Amendment No 1.Form 10-Q for the Period Ended June 30, 2021

Notes to the Condensed Consolidated Financial Statements, page 8

1. We note your response to our prior comment number 3. It is not clear why the obligations for your "merchant cash advances" that are material to you and in default are not discussed in the notes to your financial statements in all periodic filings until they are either satisfied or no longer considered material in your circumstances. It appears disclosure in the notes to the financial statements commensurate with your response, along with all material terms and conditions, including any associated defaults and related consequences and status of settlement discussions, would be useful information to investors and support associated amounts reported in your financial statements. Please advise and revise as appropriate.
Amendment No. 3 to Form 10-K for the Fiscal Year Ended December 31, 2020

Item 9A. Controls and Procedures
Conclusions Related to Internal Control over Financial Reporting, page 12

2. You have revised your disclosure in this section to repeat your conclusion regarding the effectiveness of your disclosure controls and procedures rather than disclose your conclusion in regard to your internal controls over financial reporting. Please note that a conclusion regarding the effectiveness of your internal controls over financial reporting is required by Item 308(a)(3) of Regulation S-K apart from a conclusion regarding disclosure controls and procedures required by Item 307 of Regulation S-K. Please revise as appropriate.
       You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services